SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	The Medtronic Puerto Rico Employees’ Savings and Investment Plan Financial Statements and Supplemental Schedule April 30, 2009 and 2008

2.	Exhibit 23 Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Dated: October 22, 2009	By:	/s/ Martha Goldberg Aronson
Martha Goldberg Aronson Senior Vice President and Chief Talent Officer

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of April 30, 2009 and 2008
Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2009
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2009

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee

The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) as of April 30, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended April 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended April 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, effective May 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of April 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota

October 22, 2009

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Statements of Net Assets Available for Benefits

(in 000’s)

	April 30,
	2009	2008
Investments at fair value (Notes 2 - 5):
Interest in the Medtronic, Inc. Master Trust Fund, at fair value (Note 3)	$28,501	$25,348
Registered investment companies	12,786	14,164
Participant loans	1,486	1,317
Total investments	42,773	40,829
Contributions receivable:
Employer	480	344
Participant	—	77
Total receivables	480	421
Net assets available for benefits at fair value	43,253	41,250
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(19)	(208)
Net assets available for benefits	$43,234	$41,042

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

(in 000’s)

April 30, 2009
Investment loss:
Net depreciation in fair value of registered investment companies	$(4,246)
Plan’s interest in the Medtronic, Inc. Master Trust Fund income	397
Interest and dividends from investments	450
Interest from participant loans	96
Total investment loss	(3,303)
Contributions:
Employer	5,262
Participant	2,776
Total contributions	8,038
Deductions:
Benefits paid to participants	(2,529)
Administrative expenses	(14)
Total deductions	(2,543)
Net increase	2,192
Net assets available for benefits:
Beginning of year	41,042
End of year	$43,234

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

1.	Description of Plan

The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Parent Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. Generally, the Plan is available to all regular full-time and part-time employees of Medtronic Puerto Rico Operations Company – Puerto Rico Branch (the “Company”), immediately upon hire. Employees are eligible to receive contributions in the Retirement Plan account after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) of the Parent Company oversees the administration of the Plan. The Committee appointed Banco Popular de Puerto Rico (the “Trustee”) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. Vanguard Fiduciary Trust Company (“Vanguard Trust”) has been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. Vanguard Trust maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses.

Contributions

The Plan provides a regular savings program for the employees of the Company under which participants may contribute 1% to 10% of their eligible compensation through pre-tax payroll deductions, subject to statutory limits.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. In addition, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant’s contributions up to 6% of eligible compensation, and range from 50% to 75% of these contributions, depending upon the achievement of certain Company performance goals. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions.

The Company’s matching cash contributions to participants’ accounts were $1,844 for fiscal year 2009.

Additionally, contributions to the Retirement Plan account made by the Company equals 5% of the qualified participant’s eligible compensation, as defined in the Plan agreement. Participants may elect to invest their Retirement Plan account into the same investment options available for their elective contributions. For fiscal year 2009, the Company contributed $3,418 to participants’ Retirement Plan account.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (“rollover contributions”).

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company matching contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after five years. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan or complete discontinuance of employer contributions. Employees are 100% vested in the Retirement Plan account contributions, which are made by the Company, at all times.

The balances of unallocated forfeited nonvested accounts as of April 30, 2009 and 2008 were $61 and $33, respectively. Participant forfeitures of nonvested amounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan, reduce employer contributions, or make an additional matching contribution to active participants’ accounts. During fiscal year 2009, administrative expenses of $11 were funded by forfeitures.

Distributions

Active participants who have attained an age of 59 ½ may request a partial or total withdrawal of their after-tax contributions account, rollover contributions account and the vested portion of their employer matching contributions account, with the exception that vested employer contributions are only distributed for a demonstrated financial need related to health, education, or welfare of the Participant or the Participant’s dependents.

Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available loan provisions. The amount of hardship withdrawal cannot exceed the amount of financial need.

Upon termination, retirement or upon incurring total disability, participants may receive distribution of their account in a lump sum payment.

Effective May 1, 2007, the Plan allowed for a special voluntary early retirement benefit. Participants who met the following requirements; age 62 and older on May 1, 2007, have retired from the Company between March 1, 2007 and June 20, 2007, have not and will not receive severance benefits from the Company, and are eligible to receive retirement plan account contributions; had the option to elect to participate in the special voluntary early retirement benefit. The benefit allowed for participants to receive an additional contribution equal to 25% of their compensation. Compensation from May 1, 2006 through April 30, 2007 was used to determine the contribution amount.

Participant Loans

Participants are limited to one outstanding loan at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum loan amount of $50. The minimum loan amount is $1. Loans are repaid through payroll deductions in equal amounts, typically over one to five years. The loans are collateralized by the balance in the participant’s account. The interest rate is the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the loan are paid to the borrower and remains fixed for the duration of the loan. At April 30, 2009, loans receivable were due at various dates through 2014, with interest rates ranging from 3.25% to 8.25%.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Medtronic Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional guaranteed investment contracts (GIC) as well as synthetic GIC contracts. The Medtronic Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The terms of fully benefit responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract or total liquidation of the covered investments. However, fully benefit responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
	2009	2008
Average yields for GICs and Synthetic GICs:
Based on actual earnings	3.1%	4.5%
Based on interest rate credited to participants	3.0%	4.5%

Administrative Expenses

Plan expenses, excluding participant loan fees, are paid for by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Such expenses consist of recordkeeping, trustee and account maintenance fees. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit and liquidity crises in the United States and throughout the global financial system have resulted in substantial volatility in financial markets and the banking system. It is possible that changes in the values of investment securities have occurred since April 30, 2009 and that such changes could materially effect participants’ account balances and the amounts reported in the 2009 Statement of Net Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2009 and 2008, approximately 3.2% and 4.1%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the 2009 Statement of Net Assets Available for Benefits.

3.	Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of the Medtronic, Inc. Savings and Investment Plan. The Plan’s Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2009 and 2008, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was 3.1% and 2.1%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Medtronic Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of guaranteed investment contracts issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

	April 30,
	2009	2008

Investments at fair value:
Medtronic, Inc. common stock	$537,489	$876,933
Guaranteed investment contracts	374,049	318,161
Medtronic, Inc. Master Trust Fund assets, at fair value	911,538	1,195,094
Adjustment from fair value to contract value relating to fully-benefit responsive investment contracts	(260)	(2,775)
Medtronic, Inc. Master Trust Fund assets	$911,278	$1,192,319

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Medtronic, Inc. Master Trust Fund

Statement of Changes in Master Trust Assets

Year Ended April 30, 2009

Investment loss:
Interest	$12,933
Dividends on Medtronic, Inc. common stock	7,484
Net depreciation in fair value of investments	(285,076)
Total investment loss	(264,659)
Administrative expenses	(91)
Total loss	(264,750)
Employer contributions	25,368
Interfund transfers, net	(41,659)
Net decrease	(281,041)
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,192,319
End of year	$911,278

The net depreciation in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal years 2009 and 2008, including gains and losses on investments purchased and sold as well as unrealized gains and losses on those held during the year relates to investments in Medtronic, Inc. common stock only.

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows:

Year Ended April 30, 2009

Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$25,348
Investment loss:
Interest income	957
Dividends on Medtronic, Inc. common stock	27
Net depreciation in fair value of investments	(583)
Total investment income	401
Administrative expenses	(4)
Plan's interest in income for the year	397
Employer contributions	3,065
Interfund transfers, net	(120)
Current year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	19
Prior year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	(208)
Plan’s interest in Medtronic, Inc. Master Trust Fund, end of year	$28,501

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no change in the methodologies used at April 30, 2009 and 2008. For further information regarding fair value measurements see Note 5.

Medtronic, Inc. common stock: Valued at the price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of April 30, 2009:

	Fair Value at April 30, 2009	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Medtronic, Inc. common stock	$537,489	$537,489	$—	$—
Guaranteed investment contracts	374,049	—	374,049	—
Total assets at fair value	$911,538	$537,489	$374,049	$—

4.	Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows:

	April 30,
	2009	2008
Registered investment companies:
Vanguard Wellington Fund	$2,769	$3,014
Vanguard 500 Index Fund	*	2,902
Vanguard Total Bond Market Index Fund	2,133	*
Plan’s interest in Medtronic, Inc. Master Trust Fund	28,501	25,348

* Represents less than 5% of Plan's assets in the year indicated

5.	Fair Value Measurements

The Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157), effective May 1, 2008. SFAS No. 157 clarifies the definition of fair value, and expands the disclosures on fair value measurements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Under SFAS No. 157, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. SFAS No. 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•	Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

•

Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Plan’s Level 2 assets primarily include investments in guaranteed investment contracts.

•

Level 3 - Inputs are unobservable inputs for the asset or liability.  See the section below titled Level 3 Valuation Techniques for further discussion of how the Company determines fair value for investments classified as Level 3. The Plan’s Level 3 investments include participant loans.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at April 30, 2009 and 2008.

Registered investment companies: Valued at the quoted market prices of shared held by the Plan at year-end in the active market on which the individual securities are traded.

Participant loans: Participant loans are valued at amortized cost, which approximates fair value measured as the present value of outstanding principal amounts discounted at current market interest rates for loans with similar risks and terms.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables provide information by level for assets and liabilities that are measured at fair value, as defined by SFAS No. 157, on a recurring basis. The following table does not include the Plan’s interest in the Medtronic, Inc. Master Trust Fund because that information is presented in a separate table (see Note 3).

	Fair Value at April 30, 2009	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Registered investment companies (mutual funds)	$12,786	$12,786	$—	$—
Participant loans	1,486	—	—	1,486
Total assets, excluding the Plan's interest in the Medtronic, Inc. Master Trust Fund, at fair value	$14,272	$12,786	$—	$1,486

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at April 30, 2009 include participant loans. These securities were valued at amortized cost, which approximates fair value.

The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year-ended April 30, 2009:

Participant Loans
Balance, beginning of year	$1,317
Issuances and (settlements), net	169
Balance, end of year	$1,486

6.	Related Party Transactions

The Plan’s investments consist of the Plan’s interest in Medtronic, Inc. Master Trust and shares of registered investment companies managed by the Plan’s Trustee, as well as participant loans receivable. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Puerto Rico Internal Revenue Code. In addition, as noted previously, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Parent Company.

During the year ended April 30, 2009, the Plan had transactions with Vanguard Trust, the Plan’s Recordkeeper, which are allowed by the Plan and the Puerto Rico Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 30,
	2009	2008
Net assets available for benefits per the financial statements	$43,234	$41,042
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	19	208
Net assets available for benefits per the Form 5500	$43,253	$41,250

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements (in 000’s)

The following is a reconcilation of the net increase in net assets available for benefits per the financial statements to the net loss per the Form 5500:

Year Ended April 30, 2009
Net increase per the financial statements	$2,192
Add: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2009	19
Less: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2008	(208)
Net income per the Form 5500	$2,003

Fully benefit-responsive GICs are recorded on the Form 5500 at fair value as of April 30, 2009 and 2008 while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

8.	Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department dated April 23, 2008. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994 and are, therefore, exempt from Puerto Rico income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30, 2009

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	**	$2,769
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	2,133
*	Vanguard 500 Index Fund	Registered Investment Company	**	1,992
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	793
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	778
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	651
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	502
*	Vanguard International Growth Fund	Registered Investment Company	**	456
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	441
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	382
*	Vanguard Windsor II Fund	Registered Investment Company	**	358
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	335
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	299
*	Vanguard Explorer Fund	Registered Investment Company	**	227
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	223
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	135
*	Vanguard Morgan Growth Fund	Registered Investment Company	**	122
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	117
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	61
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	12
*	Participant loans	Interest at 3.25% to 8.25% due at various dates through 2014	**	1,486
	Total Plan investments, excluding the Plan's interest in the Medtronic, Inc. Master Trust Fund			14,272
*	Plan’s interest in Medtronic, Inc. Master Trust Fund		**	28,501
				$42,773
*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments